FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from August 1, 2023 to August 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 14, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from August 1, 2023 to August 31, 2023 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on September 14, 2023]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of August 31, 2023

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2023) (Period of repurchase: from May 16, 2023 to March 29, 2024 (excluding the ten business days following the announcement of each quarterly financial results))		35,000,000	20,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) August 17 August 18 August 21 August 22 August 23 August 24 August 25 August 28 August 29 August 30 August 31	2,124,600 2,010,000 2,074,800 1,060,000 1,516,500 1,720,000 1,461,700 1,348,500 1,325,300 1,325,300 1,325,300	1,127,480,030 1,072,694,860 1,112,597,920 575,783,830 823,621,830 944,228,080 803,470,410 751,953,970 746,431,230 751,445,950 750,425,740

Total	—	17,292,000	9,460,133,850

Aggregate shares repurchased as of the end of this reporting month		17,292,000	9,460,133,850

Progress of share repurchase (%)		49.4	47.3

2.	Status of disposition

as of August 31, 2023

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—

Subtotal	—	—	—

Other (exercise of stock acquisition rights)	(Date) August 2 August 3 August 8 August 10 August 16 August 23 August 29	4,000 1,300 23,600 35,100 4,400 21,300 45,000	4,000 1,300 23,600 35,100 4,400 21,300 45,000

Subtotal	—	134,700	134,700

Other (delivery of shares under Restricted Stock Units plan)	(Date) —	—	—

Subtotal	—	—	—

Total	—	134,700	134,700

3.	Status of shares held in treasury

as of August 31, 2023

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,163,562,601
Number of shares held in treasury	132,458,821

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before August 31, 2023.